The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Citigroup Inc.	SUBJECT TO COMPLETION, DATED JULY 30, 2014	August , 2014 Medium-Term Senior Notes, Series G Pricing Supplement No. 2014—CMTNG0198 Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-192302
Callable Fixed to Floating Rate Notes Due August     , 2034
Leveraged CMS Curve Range Accrual Notes Contingent on the S&P 500® Index
▪
The notes offered by this pricing supplement will pay interest, in Year 1, at a fixed rate of 10.00% per annum.  In Years 2 to maturity, subject to our right to call the notes for mandatory redemption, as described below, interest will accrue on the notes during each quarterly accrual period at the relevant contingent rate for that accrual period, but only for each elapsed day during that accrual period on which the accrual condition is satisfied.  The accrual condition will be satisfied on an elapsed day if the closing level of the S&P 500® Index (the “underlying index”) on that elapsed day is greater than or equal to the accrual barrier level specified below.  The relevant contingent rate for any accrual period will be set on the second U.S. government securities business day prior to the first day of that accrual period and will be based on the 30-year constant maturity swap rate (“CMS30”) minus the 2-year constant maturity swap rate (“CMS2”), subject to a maximum annual rate of 10.00% per annum and a minimum annual rate of 0.00% per annum.  Investors in the notes will be subject to risks associated with both the CMS reference index and the underlying index and may be negatively affected by adverse movements in either regardless of the performance of the other.

▪	We have the right to call the notes for mandatory redemption on any coupon payment date after the first year of their term.
▪
The notes are unsecured senior debt securities issued by Citigroup Inc.  Investors in the notes must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the notes if we default on our obligations.  All payments on the notes are subject to the credit risk of Citigroup Inc.

KEY TERMS
Aggregate stated principal amount:	$
Stated principal amount:	$1,000 per note
CMS reference index:	On any CMS reference determination date, CMS30 minus CMS2, each as determined on that CMS reference determination date
Underlying index:	S&P 500® Index
Pricing date:	August , 2014 (expected to be August 26, 2014)
Issue date:	August , 2014 (three business days after the pricing date)
Maturity date:	Unless earlier redeemed, August , 2034 (expected to be August 29, 2034)
Payment at maturity:	Unless earlier redeemed, $1,000 per note plus the coupon payment due at maturity, if any
Coupon payments:
From and including the issue date to but excluding August    , 2015 (expected to be August 29, 2015): 10.00%

From and including August    , 2015 (expected to be August 29, 2015) to but excluding the maturity date: you will receive a coupon payment at an annual rate equal to the variable coupon rate for that coupon payment date. The variable coupon rate for any coupon payment date will be determined as follows:

	relevant contingent rate per annum ×	number of accrual days during the related accrual period
number of elapsed days during the related accrual period

The variable quarterly coupon payment per note would then be equal to (i) $1,000 multiplied by the variable coupon rate per annum divided by (ii) 4.

If the number of accrual days in a given accrual period is less than the number of elapsed days in that accrual period, the variable coupon rate for the related coupon payment date will be less than the full relevant contingent rate, and if there are no accrual days in a given accrual period, the variable coupon rate for the related coupon payment date will be 0.00%.

Relevant contingent rate:
The relevant contingent rate for any coupon payment date after the first year following issuance of the notes means:
4.50 × the CMS reference index (as of the CMS reference determination date for the related accrual period), subject to a minimum contingent rate of 0.00% per annum and a maximum contingent rate of 10.00% per annum.
If the CMS reference index for any accrual period is less than or equal to 0.00%, the relevant contingent rate for that accrual period will be 0.00% and you will not receive any coupon payment on the related coupon payment date.  The relevant contingent rate will in no event exceed 10.00% per annum.

Coupon payment dates:	Expected to be the last calendar day of each February and the 29th day of each May, August and November, and expected to begin on November 29, 2014
Accrual period:	For each coupon payment date after the first year following issuance of the notes, the period from and including the immediately preceding coupon payment date to but excluding such coupon payment date
CMS reference determination date:	For any accrual period commencing on or after August , 2015 (expected to be August 29, 2015), the second U.S. government securities business day prior to the first day of that accrual period
Maximum contingent rate:	10.00% per annum
Minimum contingent rate:	0.00% per annum
Accrual day:	An elapsed day on which the accrual condition is satisfied
Elapsed day:	Calendar day
Accrual condition:
The accrual condition will be satisfied on an elapsed day if the closing level of the underlying index is greater than or equal to the accrual barrier level on that elapsed day. See “Additional Information” on the next page.

Initial index level:	, the closing level of the underlying index on the pricing date
Accrual barrier level:	, 75.00% of the initial index level
Early redemption:
We have the right to redeem the notes, in whole and not in part, quarterly on any coupon payment date on or after August    , 2015 (expected to be August 29, 2015) upon not less than five business days’ notice for an amount in cash equal to 100% of the stated principal amount of your notes plus the coupon payment due on the date of redemption, if any

CUSIP / ISIN:	1730T0V89 / US1730T0V892
Listing:	The notes will not be listed on any securities exchange
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer
Per note:	$1,000	$35	$965
Total:	$	$	$
(1) Citigroup Inc. currently expects that the estimated value of the notes on the pricing date will be at least $850.00 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $35 for each $1,000 note sold in this offering. Certain selected dealers, including Morgan Stanley & Co. LLC, and their financial advisors will collectively receive from CGMI a fixed selling concession of $35 for each $1,000 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.
Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-3.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense. You should read this pricing supplement together with the following documents, which can be accessed via the following hyperlinks: Product Supplement No. IE-06-02 dated November 13, 2013          Underlying Supplement No. 3 dated November 13, 2013
Prospectus Supplement and Prospectus each dated November 13, 2013
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Inc.
Callable Fixed to Floating Rate Notes Due August , 2034 Leveraged CMS Curve Range Accrual Notes Contingent on the S&P 500® Index

Additional Information

General. The terms of the notes are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, certain events may occur that could affect the amount of any variable quarterly coupon payment you receive. These events and their consequences are described in the accompanying product supplement in the sections “Description of the Notes—Terms Related to the Underlying Index—Discontinuance or Material Modification of the Underlying Index” not in this pricing supplement. The accompanying underlying supplement contains important disclosures regarding the underlying index that are not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the notes. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Additional terms relating to the accrual condition. For purposes of determining whether the accrual condition is satisfied on any elapsed day, if the closing level of the underlying index is not available for any reason on that day (including weekends and holidays), the closing level of the underlying index will be assumed to be the same as on the immediately preceding elapsed day.  In addition, for all elapsed days from and including the fourth-to-last scheduled trading day in an accrual period to and including the last elapsed day of that accrual period, the closing level of the underlying index will not be observed and will be assumed to be the same as on the elapsed day immediately preceding such unobserved days.

Hypothetical Examples

The table below presents examples of the hypothetical variable coupon rate after the first year following issuance of the notes based on a limited number of hypothetical relevant contingent interest rates and a limited number of hypothetical accrual days during a hypothetical accrual period.  For illustrative purposes only, the table assumes an accrual period that contains 90 elapsed days and that the notes have not previously been redeemed.  The actual coupon payment for any coupon payment date after the first year will depend on the actual number of accrual days and elapsed days during the related accrual period and the actual CMS reference index on the CMS reference determination date for that accrual period.  The variable coupon rate for each accrual period will apply only to that accrual period. The figures below have been rounded for ease of analysis.

Hypothetical CMS Reference Index*	Hypothetical Relevant Contingent Rate per Annum**	Hypothetical Variable Coupon Rate per Annum***
		Hypothetical Number of Accrual Days per Quarter****
		0	15	30	45	60	75	90
-3.250%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
-3.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
-2.750%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
-2.500%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
-2.250%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
-2.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
-1.750%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
-1.500%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
-1.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
-0.750%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
-0.500%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
-0.250%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
0.250%	1.125%	0.000%	0.188%	0.375%	0.563%	0.750%	0.938%	1.125%
0.500%	2.250%	0.000%	0.375%	0.750%	1.125%	1.500%	1.875%	2.250%
0.750%	3.375%	0.000%	0.563%	1.125%	1.688%	2.250%	2.813%	3.375%
1.000%	4.500%	0.000%	0.750%	1.500%	2.250%	3.000%	3.750%	4.500%
1.250%	5.625%	0.000%	0.938%	1.875%	2.813%	3.750%	4.688%	5.625%
1.500%	6.750%	0.000%	1.125%	2.250%	3.375%	4.500%	5.625%	6.750%
1.750%	7.875%	0.000%	1.313%	2.625%	3.938%	5.250%	6.563%	7.875%
2.000%	9.000%	0.000%	1.500%	3.000%	4.500%	6.000%	7.500%	9.000%
2.223%	10.000%	0.000%	1.667%	3.333%	5.000%	6.667%	8.333%	10.000%

August 2014	PS-2

Citigroup Inc.
Callable Fixed to Floating Rate Notes Due August , 2034 Leveraged CMS Curve Range Accrual Notes Contingent on the S&P 500® Index

2.250%	10.000%	0.000%	1.667%	3.333%	5.000%	6.667%	8.333%	10.000%
2.750%	10.000%	0.000%	1.667%	3.333%	5.000%	6.667%	8.333%	10.000%
3.000%	10.000%	0.000%	1.667%	3.333%	5.000%	6.667%	8.333%	10.000%
3.250%	10.000%	0.000%	1.667%	3.333%	5.000%	6.667%	8.333%	10.000%
3.500%	10.000%	0.000%	1.667%	3.333%	5.000%	6.667%	8.333%	10.000%
3.750%	10.000%	0.000%	1.667%	3.333%	5.000%	6.667%	8.333%	10.000%
4.000%	10.000%	0.000%	1.667%	3.333%	5.000%	6.667%	8.333%	10.000%
_______________________________
* Hypothetical CMS reference index = (CMS30 – CMS2), where CMS30 and CMS2 are determined on the second U.S. government securities business day prior to the beginning of the applicable accrual period

** Hypothetical relevant contingent rate per annum for the accrual period = 4.50 × CMS reference index, subject to the minimum contingent rate and the maximum contingent rate

*** The hypothetical variable coupon rate per annum is equal to (i) the hypothetical relevant contingent rate per annum multiplied by (ii) (a) the hypothetical number of accrual days in the related accrual period divided by (b) 90. The hypothetical variable quarterly coupon payment per note would then be equal to (i) $1,000 multiplied by the hypothetical variable coupon rate per annum divided by (ii) 4.

**** An accrual day is an elapsed day on which the accrual condition is satisfied (i.e., on which the closing level of the underlying index is greater than or equal to the accrual barrier level)

Summary Risk Factors

An investment in the notes is significantly riskier than an investment in conventional debt securities.  The notes are subject to all of the risks associated with an investment in our conventional debt securities, including the risk that we may default on our obligations under the notes, and are also subject to risks associated with both the CMS reference index and the underlying index.  Accordingly, the notes are suitable only for investors who are capable of understanding the complexities and risks of the notes.  You should consult your own financial, tax and legal advisers as to the risks of an investment in the notes and the suitability of the notes in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the notes.  You should read this summary together with the more detailed description of risks relating to an investment in the notes contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement and the description of risks relating to the underlying index contained in the section “Risk Factors” beginning on page 1 in the accompanying underlying supplement.  You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

▪
The notes offer a variable coupon rate after the first year following issuance, and you may not receive any coupon payment on one or more coupon payment dates.  Any variable coupon payment you receive will be paid at a per annum rate equal to the relevant contingent rate for the applicable coupon payment date only if the accrual condition is satisfied on each elapsed day during the related accrual period.  The accrual condition will be satisfied on any elapsed day if the closing level of the underlying index on that elapsed day is greater than or equal to the accrual barrier level.  If, on any elapsed day during an accrual period, the accrual condition is not satisfied, the applicable variable coupon payment will be paid at a rate that is less, and possibly significantly less, than the relevant contingent rate.  If, on each elapsed day during an accrual period, the accrual condition is not satisfied, no variable coupon payment will be made on the related coupon payment date.  Accordingly, there can be no assurance that you will receive a variable coupon payment on any coupon payment date or that any variable coupon payment you do receive will be calculated at the full relevant contingent rate.  Furthermore, because the relevant contingent rate is itself a floating rate determined by reference to the CMS reference index, the notes are subject to an additional contingency associated with the CMS reference index.  The relevant contingent rate will vary based on fluctuations in the CMS reference index.  If the CMS reference index narrows, the relevant contingent rate will be reduced.  The relevant contingent rate may be as low as zero for any coupon payment date.  If the relevant contingent rate is zero for any coupon payment date, you will not receive any variable coupon payment on that coupon payment date even if the accrual condition is satisfied on each elapsed day in the related accrual period.  Thus, the notes are not a suitable investment for investors who require regular fixed income payments.

▪
Although the notes provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in the notes, in real value terms, if you receive below-market or no variable coupon payments after the first year of the term of the notes.  This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the notes represents a forgone opportunity to invest in an alternative asset that does generate a positive real return.  You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

August 2014	PS-3

Citigroup Inc.
Callable Fixed to Floating Rate Notes Due August , 2034 Leveraged CMS Curve Range Accrual Notes Contingent on the S&P 500® Index

▪
The relevant contingent rate may decline, possibly to 0.00%, if short-term interest rates rise. Although there is no single factor that determines CMS reference indices, CMS reference indices have historically tended to fall when short-term interest rates rise.  Short-term interest rates have historically been highly sensitive to the monetary policy of the Federal Reserve Board.  Accordingly, one significant risk assumed by investors in the notes is that the Federal Reserve Board may pursue a policy of raising short-term interest rates, which, if historical patterns hold, would lead to a decrease in the CMS reference index.  In that event, the relevant contingent rate would be reduced, and may be 0.00%, and the floating rate payable on the notes would also decline significantly, possibly to 0.00%.  It is important to understand, however, that short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates.  Furthermore, it is important to understand that the CMS reference index may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors.

▪
The relevant contingent rate on the notes may be lower than other market interest rates.  The relevant contingent rate on the notes will not necessarily move in line with general U.S. market interest rates or even CMS rates and, in fact, may move inversely with general U.S. market interest rates. For example, if there is a general increase in CMS rates but shorter-term rates rise more than longer-term rates, the CMS reference index will decrease, as will the relevant contingent rate.  Accordingly, the notes are not appropriate for investors who seek floating interest payments based on general market interest rates.

▪
The higher potential yield offered by the notes is associated with greater risk that the notes will pay a low or no coupon on one or more coupon payment dates. After the first year following issuance of the notes, the notes offer variable coupon payments with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity.  You should understand that, in exchange for this potentially higher yield, you will be exposed to significantly greater risks than investors in our conventional debt securities.  These risks include the risk that the variable coupon payments you receive, if any, will result in a yield on the notes that is lower, and perhaps significantly lower, than the yield on our conventional debt securities of the same maturity.  The volatility of the CMS reference index and the underlying index are important factors affecting this risk.  Greater expected volatility of the CMS reference index and/or the underlying index as of the pricing date may contribute to the higher yield potential, but would also represent a greater expected likelihood as of the pricing date that, after the first year, you will receive low or no coupon payments on the notes.

▪
The notes are subject to risks associated with both the CMS reference index and the underlying index and may be negatively affected by adverse movements in either regardless of the performance of the other.  The amount of any variable coupon payments you receive will depend on the performance of both the CMS reference index and the underlying index.  If the CMS reference index is low, causing the relevant contingent rate to be low or zero, the notes will pay a low or no coupon even if the closing level of the underlying index is consistently greater than the accrual barrier level.  Conversely, even if the CMS reference index is high, causing the relevant contingent rate to be high, the notes will pay no coupon if the closing level of the underlying index is consistently less than the accrual barrier level. Accordingly, you will be subject to risks associated with both the CMS reference index and the underlying index, and your return on the notes will depend significantly on the relationship between such risks over the term of the notes.

▪
The notes may be called for mandatory redemption at our option after the first year of their term, which limits your ability to receive variable coupon payments if the CMS reference index and underlying index perform favorably.  In determining whether to redeem the notes, we will consider various factors, including then current market interest rates and our expectations about payments we will be required to make on the notes in the future.  If we call the notes for mandatory redemption, we will do so at a time that is advantageous to us and without regard to your interests.  We are more likely to redeem the notes at a time when the CMS reference index and underlying index are performing favorably from your perspective and when we expect them to continue to do so.  Therefore, although the notes offer variable coupon payments after the first year following issuance of the notes with the potential to result in a higher yield than the yield on our conventional debt securities of the same maturity, if the notes are paying that higher rate and we expect them to continue to do so, it is more likely that we would redeem the notes.  Accordingly, the redemption feature of the notes is likely to limit the benefits you receive from the variable coupon payments.  If we exercise our redemption right prior to maturity, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

▪	The notes are subject to the credit risk of Citigroup Inc. If we default on our obligations under the notes, you may not receive anything owed to you under the notes.

▪
The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all.  CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason.  If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity.  Accordingly, an investor must be prepared to hold the notes until maturity.

▪
Sale of the notes prior to maturity may result in a loss of principal.  You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The value of the

August 2014	PS-4

Citigroup Inc.
Callable Fixed to Floating Rate Notes Due August , 2034 Leveraged CMS Curve Range Accrual Notes Contingent on the S&P 500® Index

notes may fluctuate during the term of the notes, and if you are able to sell your notes prior to maturity, you may receive less than the full stated principal amount of your notes.

▪
The notes may be riskier than notes with a shorter term.  The notes have a 20-year term, subject to our right to call the notes for mandatory redemption after the first year of the term of the notes.  By purchasing notes with a longer term, you are more exposed to fluctuations in market interest rates and equity markets than if you purchased notes with a shorter term.  Specifically, after the first year following issuance of the notes, you will be negatively affected if the CMS reference index decreases or if the closing level of the underlying index falls below the accrual barrier level.  If either (i) the CMS reference index decreases to a value that is less than 0.00% per annum or (ii) the closing level of the underlying index is less than the accrual barrier level on each day during an entire accrual period, you will be holding a long-dated security that does not pay any coupon.

▪
The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price.  The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price.  These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes.  These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you.  The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes.  See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

▪
The estimated value of the notes was determined for us by our affiliate using proprietary pricing models.  CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models.  In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying index and the CMS reference index, the correlation between the underlying index and the CMS reference index, dividend yields on the stocks that constitute the underlying index and interest rates.  CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours.  Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes.  Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes.  You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

▪
The estimated value of the notes would be lower if it were calculated based on our secondary market rate.  The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes.  Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate.  If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower.  We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences.  Our internal funding rate is not the same as the coupon that is payable on the notes.

▪
The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market.  Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor.  Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used.  In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions.  As a result, it is likely that any secondary market price for the notes will be less than the issue price.

▪
The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the underlying index and the CMS reference index and a number of other factors, including the dividend yields on the stocks that constitute the underlying index, expectations of future values of CMS30 and CMS2, the level of general market interest rates, the positive or negative correlation between the CMS reference index and the underlying index, the time remaining to maturity of the notes and our creditworthiness, as reflected in our secondary market rate.  You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

▪
Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period.  See “Valuation of the Notes” in this pricing supplement.

▪
The manner in which CMS rates are calculated may change in the future.  The method by which CMS30 and CMS2 are calculated may change in the future, as a result of governmental actions, actions by the publisher of CMS30 and CMS2 or otherwise.  We cannot predict whether the method by which CMS30 or CMS2 is calculated will change or what the impact of any such change might be.  Any such change could affect the value of the CMS reference index in a way that has a significant adverse effect on the notes.

August 2014	PS-5

Citigroup Inc.
Callable Fixed to Floating Rate Notes Due August , 2034 Leveraged CMS Curve Range Accrual Notes Contingent on the S&P 500® Index

▪
One of our affiliates participates in the determination of CMS30 and CMS2. CMS rates are determined based on a poll of dealers in interest rate swaps selected by the International Swaps and Derivatives Association, Inc.  One of our affiliates is a participant in the poll that determines CMS rates, and its participation in that poll may have an effect on CMS30 and CMS2.  Any such effect on CMS30 and CMS2 may adversely affect holders of the notes.  In participating in that poll, our affiliate has no obligation to consider your interests as an investor in the notes.

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Our offering of the notes is not a recommendation of the CMS reference index or the underlying index.  The fact that we are offering the notes does not mean that we believe that investing in an instrument linked to the CMS reference index and the underlying index is likely to achieve favorable returns.  In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the stocks that constitute the underlying index or in instruments related to the CMS reference index or the underlying index or the stocks that constitute the underlying index, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the CMS reference index and the underlying index.  These and other activities of our affiliates may affect the CMS reference index or the level of the underlying index in a way that has a negative impact on your interests as a holder of the notes.

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Investing in the notes is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that constitute the underlying index. You will not participate in any appreciation of the underlying index over the term of the notes.

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Adjustments to the underlying index may affect the value of your notes. S&P Dow Jones Indices LLC (the “underlying index publisher”) may add, delete or substitute the stocks that constitute the underlying index or make other methodological changes that could affect the level of the underlying index.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time without regard to your interests as a holder of the notes.

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The level of the underlying index may be adversely affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the notes through CGMI or other of our affiliates, who may take positions directly in the stocks that constitute the underlying index and other financial instruments related to the underlying index or such stocks.  Our affiliates also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index or such stocks on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers.  These activities could affect the level of the underlying index in a way that negatively affects the value of the notes.  They could also result in substantial returns for us or our affiliates while the value of the notes declines.

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We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities.  Our affiliates may currently or from time to time engage in business with the issuers of the stocks that constitute the underlying index, including extending loans to, making equity investments in or providing advisory services to such issuers.  In the course of this business, we or our affiliates may acquire non-public information about such issuers, which we will not disclose to you.  Moreover, if any of our affiliates is or becomes a creditor of any such issuer, they may exercise any remedies against such issuer that are available to them without regard to your interests.

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The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes.  If certain events occur, such as the discontinuance of the underlying index or the unavailability of CMS30 or CMS2, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect any coupon payment you receive.  In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the notes.

August 2014	PS-6

Citigroup Inc.
Callable Fixed to Floating Rate Notes Due August , 2034 Leveraged CMS Curve Range Accrual Notes Contingent on the S&P 500® Index

Information About the CMS Reference Index

The variable coupon payments on the notes are based in part on the CMS reference index, which is the difference, or spread, between two constant maturity swap (“CMS”) rates of different maturities—CMS30 and CMS2.  A CMS rate of a given maturity is, at any time, a market rate for the fixed leg of a conventional fixed-for-floating U.S. dollar interest rate swap entered into at that time with that maturity. The relationship between CMS rates of different maturities may be depicted by a curve on a graph that plots maturities on the x-axis and the applicable CMS rate on the y-axis.  The relevant contingent rate will depend on changes in the steepness of this CMS rate curve.  If the CMS rate curve steepens, such that the difference between CMS30 and CMS2 becomes greater, the relevant contingent rate will generally increase, subject to the maximum relevant contingent rate.  Conversely, if the CMS rate curve flattens or becomes inverted, such that the difference between CMS30 and CMS2 becomes smaller or negative, the relevant contingent rate will generally decrease, possibly to zero.

Many complex economic factors may influence CMS rates and the spread between CMS rates of different maturities. Accordingly, it is not possible to predict the future performance of any CMS rate or the spread between CMS rates of different maturities.  You should not purchase the notes unless you understand and are willing to accept the significant risks associated with exposure to future changes in the CMS reference index.

Determination of CMS30 and CMS2

A specified CMS rate on any date of determination is the rate for U.S. dollar interest rate swaps with the applicable designated maturity appearing on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) as of 11:00 a.m. (New York City time) on that date of determination. The “designated maturity” of a specified CMS rate is the time period specified with respect to that specified CMS rate. The “designated maturity” of CMS30 and CMS2 is 30 years and 2 years, respectively. If a rate for CMS30 or CMS2 is not published on Reuters page “ISDAFIX1” (or any successor page as determined by the calculation agent) on any U.S. government securities business day on which the rate for CMS30 and CMS2 is required, then the calculation agent will determine the applicable rate on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “reference banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a 30-year or 2-year maturity, as applicable, commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to U.S. Dollar LIBOR with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the reference banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the applicable rate will be determined by the calculation agent in good faith and using its reasonable judgment.

A “U.S. government securities business day” means any day that is not a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association’s U.S. holiday schedule recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Historical Information

The CMS reference index at 11:00 a.m. (New York time) on July 28, 2014 was 2.517%. The graph below shows the daily values of the CMS reference index for each day such value was available from January 2, 2004 to July 28, 2014.  We obtained the values below from Bloomberg L.P., without independent verification.  You should not take the historical values of the CMS reference index as an indication of the future values of the CMS reference index during the term of the notes.

August 2014	PS-7

Citigroup Inc.
Callable Fixed to Floating Rate Notes Due August , 2034 Leveraged CMS Curve Range Accrual Notes Contingent on the S&P 500® Index

Historical CMS Reference Index Rate (%) January 2, 2004 to July 28, 2014

August 2014	PS-8

Citigroup Inc.
Callable Fixed to Floating Rate Notes Due August , 2034 Leveraged CMS Curve Range Accrual Notes Contingent on the S&P 500® Index

Information About the Underlying Index

The S&P 500® Index consists of 500 common stocks selected to provide a performance benchmark for the large capitalization segment of the U.S. equity markets. It is calculated and maintained by S&P Dow Jones Indices LLC. The S&P 500® Index is reported by Bloomberg L.P. under the ticker symbol “SPX.”

“Standard & Poor’s,” “S&P” and “S&P 500®” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Citigroup Inc. and its affiliates. For more information, see “Equity Index Descriptions—S&P 500® Index—License Agreement” in the accompanying underlying supplement.  Please refer to the sections “Risk Factors” and “Equity Index Descriptions—S&P 500® Index” in the accompanying underlying supplement for important disclosures regarding the underlying index, including certain risks that are associated with an investment linked to the underlying index.

Historical Information

The closing level of the underlying index on July 28, 2014 was 1,978.91.  The graph below shows the closing level of the underlying index for each day such level was available from January 2, 2004 to July 28, 2014. We obtained the closing levels from Bloomberg L.P., without independent verification. You should not take the historical closing levels of the underlying index as an indication of future performance.

S&P 500® Index — Historical Closing Levels January 2, 2004 to July 28, 2014

United States Federal Tax Considerations

Based on current market conditions, we expect the notes to be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments.”  However, the treatment of the notes for U.S. federal income tax purposes will be based on market conditions as of the pricing date, and the final Pricing Supplement for the notes will provide further information regarding the treatment.  If the notes are not treated as “contingent payment debt instruments,” they will instead be treated as “variable rate debt instruments” with the consequences described in the section of accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Variable Rate Debt Instruments.”  The remainder of this summary assumes that the notes are treated as contingent payment debt instruments.

If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We are required to construct a “projected payment schedule” in respect of the notes representing a payment or a series of

August 2014	PS-9

Citigroup Inc.
Callable Fixed to Floating Rate Notes Due August , 2034 Leveraged CMS Curve Range Accrual Notes Contingent on the S&P 500® Index

payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.  The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the notes as determined under the projected payment schedule.

Although it is not entirely clear how the comparable yield and projected payment schedule must be determined when a debt instrument may be redeemed by the issuer prior to maturity, we have determined that the comparable yield for a note is a rate of     %, compounded quarterly, and that the projected payment schedule with respect to a note consists of the following payments:

November 29, 2014	$	November 29, 2019	$	November 29, 2024	$	November 29, 2029	$
February 28, 2015	$	February 29, 2020	$	February 28, 2025	$	February 28, 2030	$
May 29, 2015	$	May 29, 2020	$	May 29, 2025	$	May 29, 2030	$
August 29, 2015	$	August 29, 2020	$	August 29, 2025	$	August 29, 2030	$
November 29, 2015	$	November 29, 2020	$	November 29, 2025	$	November 29, 2030	$
February 29, 2016	$	February 28, 2021	$	February 28, 2026	$	February 28, 2031	$
May 29, 2016	$	May 29, 2021	$	May 29, 2026	$	May 29, 2031	$
August 29, 2016	$	August 29, 2021	$	August 29, 2026	$	August 29, 2031	$
November 29, 2016	$	November 29, 2021	$	November 29, 2026	$	November 29, 2031	$
February 28, 2017	$	February 28, 2022	$	February 28, 2027	$	February 29, 2032	$
May 30, 2017	$	May 29, 2022	$	May 29, 2027	$	May 29, 2032	$
August 29, 2017	$	August 29, 2022	$	August 29, 2027	$	August 29, 2032	$
November 29, 2017	$	November 29, 2022	$	November 29, 2027	$	November 29, 2032	$
February 28, 2018	$	February 28, 2023	$	February 29, 2028	$	February 28, 2033	$
May 29, 2018	$	May 29, 2023	$	May 29, 2028	$	May 29, 2033	$
August 29, 2018	$	August 29, 2023	$	August 29, 2028	$	August 29, 2033	$
November 29, 2018	$	November 29, 2023	$	November 29, 2028	$	November 29, 2033	$
February 28, 2019	$	February 29, 2024	$	February 28, 2029	$	February 28, 2034	$
May 29, 2019	$	May 29, 2024	$	May 29, 2029	$	May 29, 2034	$
August 29, 2019	$	August 29, 2024	$	August 29, 2029	$	August 29, 2034	$

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the notes.

Upon the sale or exchange of the notes (including retirement upon early redemption or at maturity), you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the notes.  Your adjusted tax basis will equal your purchase price for the notes increased by interest income previously included on the notes (without regard to the adjustments described above) and decreased by prior payments according to the projected payment schedule.  Any gain generally will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of prior net interest inclusions on the note and as capital loss thereafter.

Subject to the discussion in the accompanying prospectus supplement regarding “FATCA,” if you are a Non-U.S. Holder of notes, you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange, redemption or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements.  See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

August 2014	PS-10

Citigroup Inc.
Callable Fixed to Floating Rate Notes Due August , 2034 Leveraged CMS Curve Range Accrual Notes Contingent on the S&P 500® Index

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement.  The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $35 for each $1,000 note sold in this offering.  From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI, including Morgan Stanley & Co. LLC, a fixed selling concession of $35 for each note they sell.

CGMI is an affiliate of ours. Accordingly, this offering will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion will not be permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

A portion of the net proceeds from the sale of the notes will be used to hedge our obligations under the notes. We expect to hedge our obligations under the notes through CGMI or other of our affiliates. CGMI or such other of our affiliates may profit from this expected hedging activity even if the value of the notes declines. This hedging activity could affect the closing level of the underlying index and, therefore, the value of and your return on the notes. For additional information on the ways in which our counterparties may hedge our obligations under the notes, see “Use of Proceeds and Hedging” in the accompanying prospectus.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models.  As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the notes will be on the pricing date because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period.  However, CGMI is not obligated to buy the notes from investors at any time.  See “Summary Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients of Morgan Stanley Wealth Management may contact their local Morgan Stanley branch office or the Morgan Stanley principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number 212-762-9666).  All other clients may contact their local brokerage representative.

© 2014 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

August 2014	PS-11